UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Vistra Energy Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92840M102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840M102	SCHEDULE 13G	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Opps VIIb TCEH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON PN

_______________
(1)	In its capacity as the direct owner of 14,765,903 shares of common stock of the Issuer, par value $0.01 per share (“Shares”).

(2)
All calculations of percentage ownership herein are based on a total of 428,384,072 Shares issued and outstanding as of December 6, 2017, as disclosed by the Issuer in its Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) on December 13, 2017 (the “Registration Statement”).

CUSIP No. 92840M102	SCHEDULE 13G	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opportunities Fund VIIb Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON PN

_______________
(1)	Solely in its capacity as the managing member of Opps VIIb TCEH Holdings, LLC.

CUSIP No. 92840M102	SCHEDULE 13G	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON PN

_______________
(1)	Solely in its capacity as the general partner of OCM Opportunities Fund VIIb Delaware, L.P.

CUSIP No. 92840M102	SCHEDULE 13G	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON PN

_______________
(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 92840M102	SCHEDULE 13G	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON PN

_______________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 92840M102	SCHEDULE 13G	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON OO

_______________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 92840M102	SCHEDULE 13G	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,765,903 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 14,765,903 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,765,903 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON OO

_______________
(1)	Solely in its capacity as the general partner of OCM Holdings I, LLC.

CUSIP No. 92840M102	SCHEDULE 13G	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,719,812 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 34,719,812 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,719,812 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON PN

_______________
(1)	Solely in its capacity as the duly appointed investment manager of certain funds and accounts (the “Managed Entities”) that, in the aggregate, are direct owners of 34,719,812 Shares.

CUSIP No. 92840M102	SCHEDULE 13G	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,719,812 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 34,719,812 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,719,812 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON CO

_______________
(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 92840M102	SCHEDULE 13G	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,485,715 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 49,485,715 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,485,715 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12	TYPE OF REPORTING PERSON OO

_______________
(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 92840M102	SCHEDULE 13G	Page 12 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,485,715 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 49,485,715 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,485,715 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12	TYPE OF REPORTING PERSON OO

_______________
(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 92840M102	SCHEDULE 13G	Page 13 of 20

ITEM 1.	(a)	Name of Issuer:
Vistra Energy Corp. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
6555 Sierra Drive Irving, Texas 75039

ITEM 2.	(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)	Opps VIIb TCEH Holdings, LLC, a Delaware limited liability company (“Opps”), in its capacity as the direct owner of 14,765,903 ordinary shares of the Issuer’s Common Stock;

(2)	OCM Opportunities Fund VIIb Delaware, LP, a Delaware limited partnership (“Fund VIIb”), in its capacity as the managing member of Opps;

(3)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of Fund VIIb;

(4)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

(5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(6)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(7)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

(8)
Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the duly appointed  investment manager of the Managed Entities that, in the aggregate, are direct owners of 34,719,812 ordinary shares of the Issuer’s Common Stock;

(9)	Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(10)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Holdings, Inc.; and

(11)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the duly elected manager of OCG.

CUSIP No. 92840M102	SCHEDULE 13G	Page 14 of 20

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)	CUSIP Number: 92840M102

CUSIP No. 92840M102	SCHEDULE 13G	Page 15 of 20

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

(a)-(c) Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or shared power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Opps directly holds 14,765,903 Shares constituting approximately 3.4% of the total issued and outstanding shares of the Issuer’s Common Stock and has the sole power to vote and dispose of such Shares.

Fund VIIb, in its capacity as the managing member of Opps, has the ability to direct the management of Opps’s business, including the power to vote and dispose of securities held by Opps; therefore, Fund VIIb may be deemed to beneficially own the Shares held by Opps.

Fund GP, in its capacity as the general partner of Fund VIIb, has the ability to direct the management of Fund VIIb’s business, including the power to direct the decisions of Fund VIIb regarding the vote and disposition of securities held by Opps; therefore, Fund GP may be deemed to have indirect beneficial ownership of the Shares held by Opps.

GP I, in its capacity as the managing member of Fund GP has the ability to direct the management of the business of Fund GP, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Opps; therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by Opps.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Opps; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by Opps.

CUSIP No. 92840M102	SCHEDULE 13G	Page 16 of 20

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Opps; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by Opps.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Opps; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by Opps.

 Management, in its capacity as the duly appointed investment manager of the Managed Entities, has the ability to direct the management of the Managed Entities, including the power to direct decisions regarding the vote and disposition of securities held by the Managed Entities; therefore, Management may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by the Managed Entities; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Shares held by the Managed Entities.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by Opps. Additionally, OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by the Managed Entities.  Therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by Opps and the Managed Entities.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Opps and the Managed Entities; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by Opps and the Managed Entities.

CUSIP No. 92840M102	SCHEDULE 13G	Page 17 of 20

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 92840M102	SCHEDULE 13G	Page 18 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2018

OPPS VIIB TCEH HOLDINGS, LLC

By:	OCM Opportunities Fund VIIb Delaware, LP
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OCM OPPORTUNITIES FUND VIIB, DELAWARE, LP

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

CUSIP No. 92840M102	SCHEDULE 13G	Page 19 of 20

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 92840M102	SCHEDULE 13G	Page 20 of 20

 Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 13, 2018

OPPS VIIB TCEH HOLDINGS, LLC

By:	OCM Opportunities Fund VIIb Delaware, LP
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P..
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OCM OPPORTUNITIES FUND VIIB, DELAWARE, LP

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P..
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President